Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 15, 2013

Relating to Preliminary Prospectus dated October 7, 2013

Registration No. 333-190653

21,045,148 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock of Springleaf Holdings, Inc. described in, and should be read together with, the preliminary prospectus dated October 7, 2013 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (Commission File No. 333-190653). References herein to “we” and “us” refer to Springleaf Holdings, Inc. Terms used, but not otherwise defined herein, have the meaning assigned to them in the Preliminary Prospectus.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock we are offering	11,631,667 shares

Common stock the selling stockholders are offering	9,413,481 shares

Over-allotment option (to be offered by us)	3,156,772 shares

Common stock to be issued and outstanding after this offering	111,631,667 shares (114,788,439 shares if the underwriters exercise their over-allotment option in full)

Common stock to be owned by the Initial Stockholder after this offering	86,064,227 shares

Initial public offering price	$17.00 per share

Non-cash compensation expense	In connection with the grant of 8,203,125 fully vested restricted stock units to Messrs. Levine, Anderson and Meghji, the Company expects to record non-cash compensation expense of approximately $13.75 million in the fourth quarter of 2013, in addition to the third quarter charge of approximately $131 million disclosed in the Preliminary Prospectus, even though no additional restricted stock units have been issued to Messrs. Levine, Anderson and Meghji. The foregoing is preliminary unaudited financial information prepared by management based on the Company’s current expectations and available information. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this information.

Participation by investors identified by us	We have directed the underwriters to reserve approximately $8.0 million of the shares being offered for allocation to certain individuals associated with us or Fortress at the initial public offering price. If these persons purchase the shares allocated to them, it will reduce the number of shares available for sale to the general public. Any of the reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by the Preliminary Prospectus.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting BofA Merrill Lynch at 866-500-5408; Citigroup Global Markets, Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling toll-free (800) 831-9146, or by emailing batprospectusdept@citi.com; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, or by calling (800)-221-1037, or by emailing newyork.prospectus@credit-suisse.com.

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